

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

Via E-mail
Olivier Brandicourt
Chief Executive Officer
Sanofi
54, Rue La Boétie, 75008 Paris, France

>   **Re: Sanofi**
>   **Form 20-F for the Fiscal Year Ended December 31, 2017**
>   **Filed March 7, 2018**
>   **File No. 1-31368**

Dear Mr. Brandicourt:

We refer you to our comment letter dated May 3, 2018, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
Assistant Director
Division of Corporation Finance